EXHIBIT 12.1

STATEMENTS OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Sterling Construction Company, Inc.

Ratio of Earnings to Fixed Charges

(Dollars in thousands)

	Fiscal Year Ended December 31,						Three Months Ended March 31,
	2012		2013	2014	2015	2016	2016	2017
Earnings
Net Income (loss)	$17,712		$(70,026)	$(5,225)	$(17,186)	$(7,412)	$(7,336)	$(1,886)
Plus: Fixed Charges	1,147		1,014	1,662	3,617	4,062	996	515
Less: Interest Capitalized	—		—	—	—	—	—	—
Plus: Amortization of interest capitalized	—		—	—	—	—	—	—

Earnings	$18,859		$(69,012)	(3,563)	(13,569)	(3,350)	(6,340)	(1,361)

Fixed Charges
Interest expense on indebtedness	$944		$616	$1,123	$3,012	$2,626	$873	$112
Interest capitalized	—		—	—	—	—	—	—
Interest expense included in rent	203		398	539	605	1,434	131	413

Total fixed charges	$1,147		$1,014	$1,662	$3,617	$4,062	$1,004	$525

Ratio of earnings to fixed charges(1)(2)	16.4	x	—	—	—	—	—	—

(1)	For purposes of determining the ratio of earnings to fixed charges, “earnings” are defined as net income (loss) before noncontrolling owners’ interests and fixed charges less capitalized interest plus amortization of interest capitalized. “Fixed charges” consist of interest (whether expensed or capitalized) and interest included in rent.
(2)	For the years ended December 31, 2013, 2014, 2015 and 2016 and the three months ended March 31, 2016 and 2017, we had earnings to fixed charges deficiency of $68.1 million, $2.1 million, $3.8 million, $0.8 million, $6.3 million and $2.6 million, respectively.